UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42803

BUUU Group Limited

(Translation of registrant’s name into English)

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

BUUU Group Limited (the “Company”) effected a ten-for-one (10-for-1) forward split of the Company’s Class A ordinary shares and Class B ordinary shares (the “Forward Split”). The Forward Split was approved by the Company’s board of directors on September 28, 2026.

The Class A ordinary shares are expected to begin trading on a split-adjusted basis on the Nasdaq Capital Market at market open on October 26, 2026, under the Company’s existing symbol “BUUU.” The new CUSIP number of the Class A ordinary shares following the Forward Split will be G1739L110.

As a result of the Stock Split, every one (1) Class A ordinary share or Class B ordinary share issued and outstanding will automatically be divided into ten (10) Class A ordinary share or Class B ordinary share, respectively.

In addition, the maximum number of shares the Company is authorized to issue will increase proportionately from 500,000,000 shares of no par value, divided into 250,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares, to 5,000,000,000 shares of no par value, divided into 2,500,000,000 Class A ordinary shares and 2,500,000,000 Class B ordinary shares. The rights and restrictions attaching to each class of shares will remain unchanged, including one vote per Class A ordinary share and twenty (20) votes per Class B ordinary share, and the Forward Split will not change any shareholder’s percentage ownership interest or voting power in the Company. No fractional shares will result from the Forward Split. Proportionate adjustments will be made, to the extent provided by their respective terms, to the Company’s outstanding warrants and other securities exercisable for, convertible into or settleable in Class A ordinary shares.

On October 16, 2026, the Company issued a press releases announcing the Forward Split. a copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of BUUU Group Limited, dated October 16, 2026, titled “BUUU Group Limited Announces 10-for-1 Forward Share Split”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2026

BUUU Group Limited

	By:	/s/ Wai Kwong, POON
	Name:	Wai Kwong, POON
	Title:	Chief Executive Officer

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